                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                            STRATOSPHERE CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  86 3106 10 0
                         -----------------------------
                                 (CUSIP Number)


                                   Bob Stupak
                               2015 Paradise Road
                            Las Vegas, Nevada 89104
                                 (702) 383-0764
          (Name, Address and Telephone Number of Person Authorized to
                      Received Notices and Communications)

                                 March 26, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 CUSIP No. 863103 10 0                                     Page 2 of 8 Pages
-----------------------                                 -----------------------

-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Bob Stupak

-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                      (b) [X]

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   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        Not applicable
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [ ]
        PURSUANT TO ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.
-------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                       8,700
    NUMBER OF   ---------------------------------------------------------------
     SHARES        8   SHARED VOTING POWER
  BENEFICIALLY         5,257,500
    OWNED BY    ---------------------------------------------------------------
 EACH REPORTING    9   SOLE DISPOSITIVE POWER
     PERSON            8,700
      WITH      ---------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       5,257,500
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,266,200
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    [ ]
        SHARES*
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.0%
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
        IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------                                 -----------------------
 CUSIP No. 863103 10 0                                     Page 3 of 8 Pages
-----------------------                                 -----------------------

-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Bob Stupak Enterprises, Inc.

-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                      (b) [X]

-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        Not applicable
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [ ]
        PURSUANT TO ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Nevada
-------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                       8,700
    NUMBER OF   ---------------------------------------------------------------
     SHARES        8   SHARED VOTING POWER
  BENEFICIALLY         5,257,500
    OWNED BY    ---------------------------------------------------------------
 EACH REPORTING    9   SOLE DISPOSITIVE POWER
     PERSON            8,700
      WITH      ---------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       5,257,500
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,266,200
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    [ ]
        SHARES*
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.0%
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
        CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
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 CUSIP NO. 863103 10 0                                     Page 4 of 8 Pages
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                             EXPLANATORY STATEMENT

        This Amendment No. 7 ("Amendment No. 7") amends, pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Statement on Schedule 13D filed by Bob Stupak ("Mr. Stupak") and Bob Stupak Enterprises, Inc., a Nevada corporation ("BSE" and collectively with Mr. Stupak, the "Reporting Persons" or the "Stupak Affiliates"), dated November 15, 1993, as previously amended (the "Schedule 13D"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of Statosphere Corporation, a Delaware corporation (the "Issuer" or the "Company"). Unless otherwise indicated, capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Schedule 13D.

        The Reporting Persons are making this joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

        This Amendment No. 6 is being filed for the purpose of identifying Mr. Stupak's designee as his replacement for the Company's Board of Directors and for the purpose of reporting open market sales of Common Stock by the Reporting Persons. The filing of this amendment is not, and should not be deemed to be, an admission that such an amendment is required to be filed.

ITEM 4.  PURPOSE OF TRANSACTION

        Item 4 is hereby amended and supplemented by adding the following:

        As previously disclosed, effective July 22, 1996, Mr. Stupak resigned as Chairman and as a member of the Company's Board of Directors. As previously disclosed, the Company, Grand BSE and Mr. Stupak are parties to that certain agreement dated November 15, 1993 and amended December 22, 1993 (as amended, the "Grand Agreement"). The Grand Agreement provides, among other things, that so long as Mr. Stupak and his affiliates own an aggregate of not less than five percent of the outstanding Common Stock, Grand will include Mr. Stupak or a person designated by him in management's slate of directors and vote its shares of Common Stock in favor of Mr. Stupak or such designee. In accordance with such provisions, Mr. Stupak, on March 26, 1997, designated Mr. Thomas A. Hantges ("Mr. Hantges") as Mr. Stupak's replacement on the Board of Directors. Mr. Hantges has held management positions with the Riviera Hotel and the Stardust Hotel in Las Vegas, Nevada and was the president of USA Financial Services of Nevada, Inc., a subsidiary of which was involved in capitalizing the initial equity finding of the Rio Hotel in 1988. Mr. Stupak believes that Mr. Hantges has a long exemplary history in Las Vegas, Nevada with a strong understanding of the gaming business and that Mr. Hantges will be a valuable addition to the Board of Directors, and Mr. Stupak hopes, and believes, that prompt action by the Company with respect to putting Mr. Hantges on the Board of Directors would provide an immediate benefit to the Company and its shareholders.

                                  SCHEDULE 13D
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 CUSIP NO. 863103 10 0                                      Page 5 of 8 Pages
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        Item 5 of the Schedule 13D is hereby amended and restated as follows:

        As of March 25, 1997, BSE is the beneficial owner of 5,266,200 shares of Common Stock, which represent approximately 9.0% of the outstanding Common Stock of the Issuer. By virtue of being the sole stockholder, director, president, treasurer and secretary of BSE, Mr. Stupak may be deemed to have the power to vote and dispose of the shares of Common Stock owned by BSE. Accordingly, Mr. Stupak may be considered the beneficial owner of an aggregate of 6,266,200 shares of Common Stock as of March 25, 1997, which represent approximately 9.0% of the outstanding Common Stock.

        Pursuant to the terms of the Asset Purchase Agreement and FIB Escrow Agreement, certain shares of Common Stock (5,257,500 shares as of September 10, 1996) beneficially owned directly by BSE and indirectly by Mr. Stupak are held in escrow and pledged to the Issuer to secure certain obligations of Mr. Stupak. Under Rule 13(d)(3) of the Exchange Act, the Issuer, as pledgee, may be deemed to share the voting and dispositive power with respect to such pledged shares. Except for such pledged shares, each Reporting Person has, directly or indirectly, sole voting and dispositive power with respect to all of the shares of Common Stock reported for it.

        The Issuer and Nevada State Bank, as pledgees, have (i) the right to receive and hold, as additional security, dividends paid on the pledged shares and (ii) the right to receive the proceeds, subject to certain limitations, from the sale of any pledged shares that are sold pursuant to the terms of the agreements governing the respective pledges.

        Transactions in the Common Stock effected by the Reporting Persons since the most recent filing on Schedule 13D are set forth on Schedule A hereto.

                                  SCHEDULE 13D
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 CUSIP NO. 863103 10 0                                     Page 6 of 8 Pages
-----------------------                                 -----------------------

                                   SCHEDULE A

        BSE effected the following open market transactions in the Common Stock since the most recent filing on Schedule 13D.

        DATE    NUMBER OF SHARES        PRICE PER SHARE    DESCRIPTION
      -------   ----------------        ---------------    -----------
      3/24/97        20,000                 $0.625            Sale
      3/25/97        30,000                 $0.5625           Sale

                                  SCHEDULE 13D
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 CUSIP NO. 863103 10 0                                     Page 7 of 8 Pages
-----------------------                                 -----------------------

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        April 4, 1997                By: /s/ BOB STUPAK
        -------------                   ------------------------------------
            Date                             Bob Stupak

                                  SCHEDULE 13D
-----------------------                                 -----------------------
 CUSIP NO. 863103 10 0                                     Page 8 of 8 Pages
-----------------------                                 -----------------------

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        April 4, 1997                By: /s/ BOB STUPAK
        -------------                   ------------------------------------
            Date                             Bob Stupak, President